SECURITIES AND EXCHANGE COMMISSION

06002531

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

amended

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SEC FILE NUMBER
8- 35955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/04 (MM/DD/YY) AND ENDING 10/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SLOAN SECURITIES CORP.

OFFICIAL USE ONLY
17930
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO EXECUTIVE DRIVE

(No. and Street)

FORT LEE (City) NEW JERSEY (State) 07024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROSENBERG RICH BAKER BERMAN & CO.

(Name – *if individual, state last, first, middle name*)

380 FOOTHILL ROAD (Address) BRIDGEWATER (City) NEW JERSEY (State) 08807 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES C. ACKERMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SLOAN SECURITIES CORP., as of OCTOBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

OLGA L KLAIN
Notary Public
State of New Jersey
I.D. No: [illegible]
My Commission Expires Jan. 05, 2010

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sloan Securities Corp.
Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended October 31, 2005
(As Restated)

Sloan Securities Corp.
Index to the Financial Statements
October 31, 2005
(As Restated)

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com

Independent Auditors' Report

To the Board of Directors and Stockholder of
Sloan Securities Corp.

We have audited the statement of financial condition of Sloan Securities Corp. as of October 31, 2005 and the related accompanying statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sloan Securities Corp. as of October 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As more fully described in the Restatement footnote, the Company's financial statements have been restated.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
December 12, 2005,
except for Restatement footnote, as to which the date is February 9, 2006

Sloan Securities Corp.
Statement of Financial Condition
October 31, 2005
(As Restated)

Assets	
Cash and equivalents	$ 604,786
Deposit with clearing agent	100,002
Restricted cash	26,115
Due from clearing agent	130,919
Investment securities:	
Marketable	231,700
Not readily marketable	29,049
Commission receivable	48,100
Employee loan	45,000
Prepaid expenses and other assets	29,429
Total Current Assets	1,245,100
Office equipment and furniture, less accumulated depreciation of $23,043	62,304
Total Assets	1,307,404
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued expenses	414,404
Payable to clearing agent	195,508
Income taxes payable	23,300
Payroll taxes payable	3,833
Securities sold, not yet purchased	72,034
Total Current Liabilities	709,079
Agent deposit	25,000
Loans subordinated to the claims of general creditors	220,000
Total Liabilities	954,079
Commitments and Contingencies	-
Stockholders' Equity	
Common stock, no par value, 2,500 shares authorized; 200 shares issued and outstanding	18,000
Paid-in capital	99,599
Retained earnings	235,726
Total Stockholders' Equity	353,325
Total Liabilities and Stockholders' Equity	$ 1,307,404

See notes to the financial statements.

Sloan Securities Corp.
Statement of Income
Year Ended October 31, 2005
(As Restated)

Revenues	
Commissions	$ 7,034,714
Investment banking fees	1,728,492
Advisory fees	57,241
Interest	12,685
Net gain on marketable investment securities	24,747
Total Income	8,857,879
Operating Expenses	
Commissions	4,817,083
Payroll	1,875,084
Payroll taxes and benefits	78,801
Clearing charges	548,843
Internet and trading systems	259,900
Office	118,165
Insurance	52,867
Regulatory fees	65,628
Dues and subscriptions	388
Telephone	18,815
Professional fees	78,338
Travel	29,404
Entertainment	48,255
Automobile expenses	13,638
Charity	9,813
Interest	21,017
Website design and maintenance	5,314
Rent	212,079
Depreciation	17,348
Miscellaneous	1,196
Consulting	197,969
Total Operating Expenses	8,469,945
Income Before Income Taxes	387,934
Income Tax Expense	119,883
Net Income	$ 268,051

See notes to the financial statements.

Sloan Securities Corp.
Statement of Changes in Stockholder's Equity
Year Ended October 31, 2005
(As Restated)

	Common Stock				
	Shares	Amount	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, October 31, 2004	200	$ 18,000	$ 99,599	$ (32,325)	$ 85,274
Net income for the year ended October 31, 2005	-	-	-	268,051	268,051
Balance, October 31, 2005	200	$ 18,000	$ 99,599	$ 235,726	$ 353,325

See notes to the financial statements.

Sloan Securities Corp.
Statement of Changes in Subordinated Borrowings
Year Ended October 31, 2005
(As Restated)

Subordinated borrowings at October 31, 2004	$ 240,000
Increases	-
Decreases	(20,000)
Subordinated borrowings at October 31, 2005	$ 220,000

See notes to the financial statements.

Sloan Securities Corp.
Statement of Cash Flows
Year Ended October 31, 2005
(As Restated)

Cash Flows From Operating Activities:	
Net Income	$ 268,051
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	17,348
Deferred taxes	20,000
Decreases (Increases) in Assets	
Restricted cash	23,885
Due from clearing agent	(51,303)
Investment securities, marketable	(222,520)
Investment securities, not readily marketable	(29,049)
Commission receivable	(48,100)
Employee loan	(45,000)
Prepaid expenses and other assets	(22,339)
Increases (Decreases) in Liabilities	
Accounts payable and accrued expenses	105,877
Payable to clearing agent	195,508
Income taxes payable	4,709
Payroll taxes payable	(3,610)
Securities sold, not yet purchased	72,034
Agent deposit	(25,000)
Net Cash Flows Provided by Operating Activities	260,491
Cash Flows From Investing Activities:	
Purchases of office equipment and furniture	(28,787)
Net Cash Flows Used in Investing Activities	(28,787)
Cash Flows From Financing Activities:	
Repayment of subordinated borrowings	(20,000)
Net Cash Flows Used in Financing Activities	(20,000)
Net Increase in Cash and Equivalents	211,704
Cash and Equivalents, Beginning of Year	393,082
Cash and Equivalents, End of Year	$ 604,786
SUPPLEMENTAL CASH FLOW INFORMATION:	
Interest Paid	$ 21,017
Income Taxes Paid	$ 74,180

See notes to the financial statements.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business

The Company is a Registered Broker Dealer with the Securities and Exchange Commission (SEC), a member of the National Association of Securities Dealers (NASD) and is a member of the Municipal Securities Rulemaking Board (MSRB). The Company is a brokerage firm that sells securities and provides banking and investment services to corporations and individuals located in forty states of the United States and various European and Asian countries.

Basis of Accounting

The Company employs the accrual method of accounting for both financial and income tax reporting purposes.

Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Deposit with Clearing Agent

The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement. During the fiscal year ended October 31, 2005, the Company changed clearing brokers. The deposit balance was transferred to the new agent subsequent to October 31, 2005.

Marketable Investment Securities

Marketable securities are valued at fair market with the resulting realized difference between cost and market (or fair value) included in income. Fair market value fluctuations of securities maintained by the company are adjusted monthly with the resulting unrealized appreciation or depreciation included in the current income statement.

Employee Loan

During the year ended October 31, 2005, the Company advanced proceeds to an employee. The loan is non-interest bearing and repayment of the $45,000 is expected in the short term.

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable plus or minus the change during the period in deferred tax assets and liabilities.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense amounted to $2,528 for the year ended October 31, 2005.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation

The cost of office equipment and furniture is depreciated for financial reporting purposes on a straight-line basis over the estimated useful lives of the assets: 3 to 5 years for computer equipment. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits.

The Company is subject to credit risk arising from its transactions with its counterparties for securities purchases and sales. Credit risk is the amount of accounting loss that the Company would incur if the counterparty fails to perform its obligations under the contractual terms.

The Company clears all security transactions through its clearing agent. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing agents to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

INVESTMENT SECURITIES

Marketable Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned (As Restated)	Sold, Not Yet Purchased (As Restated)
Corporate stocks	$ 165,200	$ 72,034
Options and warrants	66,500	-
Total	$ 231,700	$ 72,034

Not Readily Marketable

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At October 31, 2005, these securities carried at estimated fair values consist of the following:

Description of holdings	Cost	Fair Market Value
Restricted securities received as compensation	$ 53,559	$ 29,049
Total	$ 53,559	29,049

LOANS SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

Loans subordinated to the claims of general creditors at October 31, 2005 have been issued subject to Subordinated Loan Agreements (the "Agreements") pursuant to the rules and regulations of the National Association of Securities Dealers, Inc. The loans consist of a $100,000 note payable due January 31, 2008, a $75,000 note payable due May 31, 2006 and a $20,000 note payable due December 31, 2005. These loans are due to a majority stockholder.

An additional loan consisting of $25,000 due December 31, 2005 is due to a related party.

Interest is payable at the rate of 7% per annum on the aforementioned loans.

The Agreement may be withdrawn by the lender at the stated maturity date, or retirement can be accelerated by the Company. The subordinated loans can be retired only if, after giving effect to such retirement, the Company meets net capital requirements governing withdrawal of subordinated debt.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2005, the Company has net capital of $287,618, which was $187,618 in excess of its required net capital. The Company's net capital ratio was 4.19 to 1. The Company's minimum net capital requirement is $100,000.

RELATED PARTY TRANSACTIONS

Loans subordinated to the claims of general creditors bear interest payable monthly at the rate of 7% per annum and are due on various dates. Interest expense to the stockholder and related party during the year ended October 31, 2005 was $15,633. As of October 31, 2005, there was no interest payable on the loans.

The Company had rented office space in Fort Lee, New Jersey, from a related party on a month-to-month basis, through December 31, 2004, with a monthly rental of $4,074 as of October 31, 2005. Total rent paid during the year was $10,905.

Effective January 1, 2005, the Company entered into a new month-to-month lease with an independent third party landlord.

INCOME TAXES

The income tax expense is comprised of the following:

	Federal	State	Total
Current	$ 79,400	$ 40,483	$ 119,883
Total	$ 79,400	$ 40,483	$ 119,883

OPERATING LEASES

The Company leases an automobile under a non-cancellable operating lease requiring future minimum monthly payments of $777 through July 2006.

Auto lease expense amounted to $9,358.

The Company leases office space in Fort Lee and Staten Island a month-to-month basis. Additionally, the Company leases office space at a rate of $9,175 per month in New York City. The lease expires April 2006 with an option to renew for one year at a rate of $9,475 per month.

The total office lease expense amounted to $212,079.

SIMPLE IRA PLAN

On March 31, 2000, the Company established a Simple IRA pension plan, covering all employees who earned $5,000 or more, per year, during any prior year of employment. The Company will contribute a matching contribution to each eligible employee's Simple IRA equal to the employee's salary reduction contributions up to a limit of 3% of the employee's compensation for the year. The Company terminated the plan effective December 31, 2004. The employer contribution paid during the year ended October 31, 2005 was $2,650.

401K PLAN

Subsequent to October 31, 2005, the Company established a 401k employee retirement plan for all eligible full time employees, effective December 2005. No employer match contributions have been included in the plan provisions.

GUARANTEE

The Company is required to maintain a standby letter of credit in the amount of $28,200 through May 2006. The letter of credit is to guarantee payment of leased office space in the event the Company does not pay in a timely manner. The Company has pledged a money market bank account as collateral. As of October 31, 2005, no amounts were drawn on the letter of credit.

RESTRICTED CASH AND AGENT DEPOSIT

The Company maintains a deposit of $25,000 under terms of an agreement with one of its agents. Pursuant to the agreement, the Company can apply the deposit as an offset against any unpaid indebtedness or liability of the agent due to the Company. This restricted balance has been reduced from the $50,000 balance maintained at October 31, 2004 by mutual agreement of the parties.

RESTATEMENT

The Statement of Financial Condition as of October 31, 2005 has been restated to amend the presentation of the Company's proprietary investment accounts. The previous statement erroneously reported these investments on a settlement date basis, not the required trade date basis. The correction included an increase in marketable securities of $96,086, a decrease of short positions held of $14,602, an increase in the clearing agent payable for $110,688, with no effect on the net income or retained earnings of the Company. The net capital computation has been updated to reflect the changes in the components affecting net capital.

Sloan Securities Corp.
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
October 31, 2005
(As Restated)

NET CAPITAL	
Total Stockholders' Equity	$ 353,325
Add: Subordinated borrowings allowance in computation of net capital	220,000
Total Capital and Allowable Subordinated Borrowings	573,325
Deductions and/or Charges:	
Non-allowable assets:	
Fixed assets	62,304
Employee loan	45,000
Prepaid expenses and other assets	29,429
Securities not readily marketable	29,049
Commission receivable	48,100
Total Non-Allowable Assets	213,882
Net Capital Before Haircuts on Securities Positions	359,443
Haircut on marketable securities:	
Trading and investment securities	33,250
Stocks and warrants	29,389
Undue concentration	9,186
Total Haircut on marketable securities	71,825
Net Capital	$ 287,618
Aggregate indebtedness from Statement of Financial Condition	$ 466,536
Unrecorded contingent liabilities:	
Letter of credit to landlord	28,200
ADP clearing agreement cancellation charge	710,000
AGGREGATE INDEBTEDNESS	$ 1,204,736
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 80,316
Minimum dollar net capital requirement	$ 100,000
Excess Net Capital at 1,500 percent	$ 187,618
Excess Net Capital at 1,000 percent	$ 167,144
Ratio of Aggregate Indebtedness to Net Capital	4.19 to 1

There were no material differences between the computation of net capital presented and the Company's amended Focus Filing IIA of Form X-17A-5 as of October 31, 2005. No reconciliation has been included.

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS
380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com

Accountants' Report on Internal Accounting Control
Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Sloan Securities Corp.

In planning and performing our audit for the financial statements of Sloan Securities Corp. (the Company) for the year ended October 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Rosenberg Rich
Baker Berman
& C O M P A N Y
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected with a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, and various state regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
December 12, 2005